CLECO CORPORATION                                                                                                                                                                                                                                                                EXHIBIT 12(a)

Computation of Ratios of Earnings (Loss) to Fixed Charges and of Earnings (Loss) to Combined
Fixed Charges and Preferred Stock Dividends

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2004		2003		2002		2001		2000
Earnings (loss) from continuing operations	$ 66,119		$ (29,768)		$ 80,373		$ 74,487		$ 68,510
Federal and state income tax expense (benefit)	35,864		(21,417)		39,665		39,170		34,943
Earnings (loss) from continuing operations before income taxes	$ 101,983		$ (51,185)		$ 120,038		$ 113,657		$ 103,453
Fixed charges:
Interest, long-term debt	$ 47,244		$ 60,998		$ 55,621		$ 51,619		$ 48,919
Interest, other (including interest on short-term debt)	2,945		7,219		9,346		4,651		4,120
Amortization of debt expense, premium, net	3,261		3,385		1,720		1,689		1,257
Portion of rentals representative of an interest factor	286		518		608		527		574
Total fixed charges	$ 53,736		$ 72,120		$ 67,295		$ 58,486		$ 54,870
Earnings (loss) from continuing operations before income taxes	$ 101,983		$ (51,185)		$ 120,038		$ 113,657		$ 103,453
Plus: total fixed charges from above	53,736		72,120		67,295		58,486		54,870
Plus: amortization of capitalized interest	485		725		725		458		252
Less: long-term capitalized interest	-		-		(6,013)		(10,115)		(7,769)
Earnings (loss) from continuing operations before income taxes and fixed charges	$ 156,204		$ 21,660		$ 182,045		$ 162,486		$ 150,806
Ratio of earnings (loss) to fixed charges	2.91	x	0.30	x	2.71	x	2.78	x	2.75	x
Total fixed charges from above	$ 53,736		$ 72,120		$ 67,295		$ 58,486		$ 54,870
Preferred stock dividends*	2,741		2,099		2,167		2,227		2,285
Total fixed charges and preferred stock dividends	$ 56,477		$ 74,219		$ 69,462		$ 60,713		$ 57,155
Ratio of earnings (loss) to combined fixed charges
and preferred stock dividends	2.77	x	0.29	x	2.62	x	2.68	x	2.64	x
* Preferred stock dividends multiplied by the pre-tax income to net income